ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010
U.S. DOLLARS IN THOUSANDS

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

We have audited Allot Communications Ltd. ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in Shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 31, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$42,858	$36,470
Restricted cash and deposits	1,060	1,060
Short-term bank deposits	-	1,264
Available-for-sale Marketable securities	15,531	-
Trade receivables (net of allowance for doubtful accounts of $ 374 and $ 253 at December 31, 2010 and 2009, respectively)	10,739	7,842
Other receivables and prepaid expenses	4,958	3,618
Inventories	10,830	5,046

Total current assets	85,976	55,300

NON-CURRENT ASSETS:
Available-for-sale Marketable securities	-	14,490
Severance pay fund	162	3,410
Other assets	340	430

Total non-current assets	502	18,330

PROPERTY AND EQUIPMENT, NET	5,193	5,674

GOODWILL AND INTANGIBLE ASSETS, NET	3,516	3,639

Total assets	$95,187	$82,943

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,140	$3,142
Employees and payroll accruals	5,798	3,930
Deferred revenues	10,828	5,467
Other payables and accrued expenses	4,369	4,582

Total current liabilities	26,135	17,121

LONG-TERM LIABILITIES:
Deferred revenues	3,873	2,046
Accrued severance pay	191	3,364

Total long-term liabilities	4,064	5,410

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2010 and 2009; Issued: 23,806,313 and 22,643,541 shares at December 31, 2010 and 2009, respectively; Outstanding: 23,806,313 and 22,397,062 shares at December 31, 2010 and 2009, respectively	527	492
Additional paid-in capital	133,483	128,476
Accumulated other comprehensive income (loss)	434	(4,862)
Accumulated deficit	(69,456)	(63,694)

Total shareholders' equity	64,988	60,412

Total liabilities and shareholders' equity	$95,187	$82,943

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2010	2009	2008
Revenues:
Products	$40,852	$29,641	$27,121
Services	16,120	12,110	9,980

Total revenues	56,972	41,751	37,101

Cost of revenues:
Products	14,015	10,094	8,198
Services	1,970	1,741	1,498

Total cost of revenues	15,985	11,835	9,696

Gross profit	40,987	29,916	27,405

Operating expenses:
Research and development (net of grants participations in the amount of $2,774, $2,440 and $ $2,671 for the years ended December 31 2010, 2009 and 2008, respectively )	11,264	9,265	11,964
Sales and marketing	22,021	20,408	19,781
General and administrative	5,473	5,541	6,174
In-process research and development	-	-	244

Total operating expenses	38,758	35,214	38,163

Operating profit (loss)	2,229	(5,298)	(10,758)
Financial and other expenses, net	7,907	2,311	5,517

Loss before income tax expenses	(5,678)	(7,609)	(16,275)
Income tax expenses	84	63	220

Net loss	$(5,762)	$(7,672)	$(16,495)

Basic and diluted net loss per share	$(0.25)	$(0.35)	$(0.75)

Weighted average number of shares used in computing basic and diluted net loss per share	22,831,014	22,185,702	22,054,211

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Outstanding Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated income (loss)	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2008	22,008,249	$480	$123,913	-	$(47,208)	-	$77,185
Exercise of stock options	58,868	2	88	-	-	-	90
Compensation related to options granted to non-employees	-	-	(198)	-	-	-	(198)
Stock-based compensation related to options granted to employees	-	-	1,900	-	-	-	1,900
Total comprehensive loss:
Unrealized gain on hedging derivative instruments	-	-	-	697	-	697	697
Net loss	-	-	-	-	(16,495)	(16,495)	(16,495)

Total comprehensive loss						$(15,798)

Balance at December 31, 2008	22,067,117	$482	$125,703	$697	$(63,703)		$63,179

Exercise of stock options	329,945	10	475	-	-	-	485
Compensation related to options granted to non-employees	-	-	58	-	-	-	58
Stock-based compensation related to options granted to employees	-	-	2,240	-	-	-	2,240
Total comprehensive loss:
Cumulative effect from adoption of ASC No. 320	-	-	-	(7,681)	7,681	-	-
Unrealized loss on hedging derivative instruments	-	-	-	(85)	-	(85)	(85)
Unrealized gain on available-for-sale marketable securities				2,207	-	2,207	2,207
Net loss	-	-	-	-	(7,672)	(7,672)	(7,672)

Total comprehensive loss						$(5,550)

Balance at December 31, 2009	22,397,062	$492	$128,476	$(4,862)	$(63,694)		60,412

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Outstanding Shares	Amount		Additional paid-in capital		Accumulated other comprehensive income (loss)	Accumulated income (loss)	Total comprehensive loss	Total shareholders' equity

Exercise of stock options	1,244,051	35		3,017		-	-	-	3,052
Cashless exercise of options	165,200	*	)	*	)	-	-	-	-
Compensation related to options granted to non-employees	-	-		115		-	-	-	115
Stock-based compensation related to options granted to employees	-	-		1,875		-	-	-	1,875
Total comprehensive loss:
Unrealized loss on hedging derivative instruments	-	-		-		(155)	-	(155)	(155)
Unrealized loss on available-for-sale marketable securities	-	-		-		(23)	-	(23)	(23)
Realized loss on available-for-sale marketable securities (see Note 4)	-	-		-		5,474	-	-	5,474
Net loss	-	-		-		-	(5,762)	(5,762)	(5,762)

Total comprehensive loss								$(5,940)

Balance at December 31, 2010	23,806,313	$527		$133,483		$434	$(69,456)		$64,988

 (*) Represents an amount lower than $1

Accumulated other comprehensive income (loss)

	December 31, 2010	December31, 2009

Accumulated unrealized loss on available-for-sale marketable securities	$(23)	$(5,474)
Accumulated unrealized gain on foreign currency cash flows hedges	457	612
Accumulated other comprehensive income (loss)	$434	$(4,862)

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:

Net loss	$(5,762)	$(7,672)	$(16,495)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,577	2,468	1,988
Write-off of property and of equipment, net	-	385	-
Stock-based compensation related to options granted to employees and non-employees	1,990	2,298	1,702
In-process research and development	-	-	244
Amortization of intangible assets	123	116	119
Capital loss (gain)	70	(108)	3
Decrease (increase) in accrued severance pay, net	75	(180)	261
Decrease in other assets	41	43	235
Decrease (increase) in accrued interest and amortization of premium on marketable securities	(189)	2	(27)
Decrease (increase) in trade receivables	(2,897)	(1,679)	20
Decrease (increase) in other receivables and prepaid expenses	(1,495)	(1,661)	2,564
Increase in inventories, net	(5,784)	(787)	(44)
Decrease (increase) in long-term deferred taxes	49	316	(101)
Increase (decrease) in trade payables	1,998	240	(507)
Increase (decrease) in employees and payroll accruals	1,868	606	(266)
Increase in deferred revenues	7,188	745	1,396
Increase (decrease) in other payables and accrued expenses	(213)	1,440	1,032
Realized loss related to sale of available-for-sale marketable securities	7,712	-	-
Other than temporary loss on marketable securities, net	-	3,036	7,700

Net cash provided by (used in) operating activities	7,351	(392)	(176)

Cash flows from investing activities:

Cash paid in connection with the acquisition of Esphion	-	-	(3,802)
Increase in restricted cash and deposits	-	(2)	(1,058)
Investments in short-term bank deposits	-	(201)	(1,001)
Redemption of short-term bank deposits.	1,264	-	-
Purchase of property and equipment	(2,334)	(3,608)	(1,720)
Proceeds from sale of property and equipment	168	159	-
Investment in available-for sale marketable securities	(16,765)	-	-
Proceeds from redemption or sale of available-for-sale marketable securities	13,652	-	19,595

Net cash provided by (used in) investing activities	(4,015)	(3,652)	12,014

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from financing activities:

Exercise of stock options	3,052	485	90

Net cash provided by financing activities	3,052	485	90

Increase (decrease) in cash and cash equivalents	6,388	(3,559)	11,928
Cash and cash equivalents at the beginning of the year	36,470	40,029	28,101

Cash and cash equivalents at the end of the year	$42,858	$36,470	$40,029

Supplementary cash flow information:

(a) Non-cash activities:

Increase in goodwill on account of earn out included in other liabilities and accrued expenses	-	-	$186

(b) Cash paid during the year for:

Interest	$-	$-	$12

Taxes	$168	$80	$69

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Allot Communications Ltd. ("the Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. The Company’s portfolio of hardware platforms and software applications utilizes advanced deep packet inspection technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. The Company's products consist of the Service Gateway and NetEnforcer traffic management systems, the NetXplorer and Subscribe Management Platform application management suites and value added services such as the Service Protector network protection solution, the MediaSwift video caching solution and the WebSafe network service.

The Company's Ordinary Shares are listed in  the NASDAQ Global Select Market under the symbol “ALLT” from its initial public offering in November 2006. Since November, 2010, the Company's Ordinary Shares have been listed for trading also in the Tel Aviv Stock Exchange.

The Company holds six wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States ("the U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France ("the European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan ("the Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited ("the UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore and Allot Communications (New Zealand) Limited. ("the NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand.

The U.S. subsidiary commenced operations in 1997. It is engaged in the sale, marketing and technical support services in the Americas of products manufactured and imported by the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in the research and development activities related to the Service Protector and technical support services for this product.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Financial statements in U.S. dollars:

The majority of the revenues of the Company and its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a major portion of the Company's and certain of its subsidiaries' costs are incurred or determined in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters" ("ASC No. 830"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash and cash equivalents:

The Company considers all unrestricted highly liquid investments which are readily convertible into cash, with maturity of three months or less at the date of acquisition, to be cash equivalents.

e.	Restricted cash and deposits:

Restricted cash of $ 1,000 and restricted deposits of $ 60 are held in favor of financial institutions towards fulfillments of forward contract and operating obligations, respectively.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and New Israeli Shekels ("NIS") and bear interest at annual weighted average rate 1.5% at December 31, 2009. The short-term deposits are presented at cost, including accrued interest.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

g.	Marketable securities:

The Company accounts for its investments in marketable securities using Accounting Standards Codification No. 320, "Investments – Debt and Equity Securities" ("ASC No. 320").

The Company's management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. The Company classifies all of its investments in marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net, if any.

Until 2009, the Company recognized an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The entire difference between amortized cost and fair value is recognized in earnings. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period.

In April 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP. Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The amount of the total OTTI related to credit loss is recognized in earnings. The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. As a result of the adoption of this update accounting guidance, the Company recorded a cumulative effect adjustment of $7,681 to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive income (loss).

As of December 31, 2009, the Company held marketable securities in U.S. dollars in the United States. The balance was composed of Auction Rate Securities ("ARS"). During 2010, the Company had sold its entire ARS portfolio, reclassified the loss recorded in accordance with ASC No. 320 in the accumulated other comprehensive loss in the amount of $5,474 to financing expenses and recognized an additional loss of $2,238, as further detailed in Notes 4 and 5.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable. Inventory write-offs due to slow moving items and technological obsolescence totaled $ 1,100, $ 800 and $ 250 in 2010, 2009 and 2008, respectively.

Cost is determined as follows:

Raw materials - using the "first in, first out" (FIFO) cost method.

Finished goods - on the basis of raw materials, manufacturing cost and allocable indirect cost.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	25-33
Computers and peripheral equipment	15-33
Office furniture	6-15
Leasehold improvements	By the shorter of term of the lease orthe useful life of the asset

j.	Goodwill impairment:

Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Under Accounting Standards Codification No. 350, "Intangibles-Goodwill and Other" ("ASC No. 350"), goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators to impairment present.

The Company performs annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company believes that its business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. The Company has performed an annual impairment analysis as of December 31, 2010 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. In calculating the fair value of the reporting unit, the market approach was the methodology used. During years 2010, 2009 and 2008 no impairment losses were recorded.

k.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Accounting Standards Codification No. 360, "Property, Plant, and Equipment ", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2010, 2009 and 2008, no impairment losses were recorded.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Revenue recognition:

The Company generates revenues mainly from the sale of hardware and software products along with related maintenance and support services. The Company generally sells its products through resellers, distributors, OEMs and system integrators, all of whom are considered end-customers from The Company's perspective.

The software components of the Company’s products are deemed to be more than incidental to the products as a whole, in accordance with Accounting Standards Codification No. 985-605, "Revenue Recognition" ("ASC No. 985-605"). Therefore, The Company accounts for its product sales in accordance with ASC No. 985-605. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant performance obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

ASC No. 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues are allocated to the different elements in the arrangement under "the residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, The Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products) when all other criteria in ASC No. 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

Maintenance and support related revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. The VSOE of fair value of the maintenance and support services is determined based on the price charged when sold separately. Deferred revenues are classified as short and long terms and recognized as revenues at the time respective elements are provided.

The Company provides a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors.

The Company grants a one-year hardware and software warranty on all of its products. The Company estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $635, $626 and $426, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Research and development costs:

Accounting Standards Codification No. 985, "Software" ("ASC No. 985"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations as incurred.

o.	Severance pay:

Until December 31, 2009, the Company liability for severance pay for its Israeli employees was calculated pursuant to Israel’s Severance Pay Law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. Company’s liability was partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

During 2010, the Company decided that starting 2010 all employees severance pay liability will be calculated in accordance with section 14 of the Severance Pay Law -1963 (herein- "Section 14"), Section 14 states that Company’s contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional obligations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

Further, for companies which have signed Section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, since they are legally released, based on court ruling, from obligation to employees once the deposit amounts have been paid.

At the date of the transition to Section 14, the Company  transferred  the entire amount of funds to cover its severance liability calculated based on the most recent monthly salary to the  employees funds  and thus Company's balance sheet as of December 31, 2010 does not include a liability or funds in connection with severance except for six employees who did not agree to the transition to Section 14 and for whom the liability and funds are still apply, since the Company legally obligated, based on method used before the implementation of Section 14.

Severance expenses for the years ended December 31, 2010, 2009 and 2008, amounted to $ 925, $ 991 and $ 957, respectively.

p.	Accounting for stock-based compensation:

The Company accounts for stock based compensation in accordance with Accounting Standards Codification No. 718, "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Accounting for stock-based compensation (Cont.):

The Company applies ASC No. 718 and Accounting Standards Codification No. 505-50, "Equity-Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC No. 505-50.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and non-employees included in the consolidated statements of operations, for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008

Cost of revenues	$95	$104	$50
Research and development	352	357	321
Sales and marketing	851	775	465
General and administrative	692	1,062	866

Total stock-based compensation expense	$1,990	$2,298	$1,702

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards (except for restricted-stack units, which are valued based on the market value of the underlying share at the date of grant) with the following assumptions for the year ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008

Suboptimal exercise multiple	2.5-3.5	2.5-3.5	2 - 3.6
Risk free interest rate	0.25%-5.54%	0.31%-5.19%	1.07%-6.81%
Volatility	50%-52%	53%-60%	62% - 75%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company’s historical experience, the annual post-vesting and pre-vesting forfeiture rates is 0%-14%.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Accounting for stock-based compensation (Cont.):

The computations of expected volatility and suboptimal exercise multiple are based on the average of the Company's realized historical stock price volatility and certain peer companies that the Company considered to be comparable based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the grantees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The expected life of the stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of the stock options is impacted by all of the underlying assumptions used in the Company’s model.

q.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and deposits, marketable securities, short-term bank deposits, trade receivables and derivative instruments.

The majority of cash and cash equivalents, restricted cash and deposits, marketable securities and short-term deposits of the Company are invested in dollar deposits in major U.S. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, the cash and cash equivalents and short-term bank deposits may be redeemed upon demand, and therefore, bear minimal risk.

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 374 and $ 253 as of December 31, 2010 and 2009, respectively.

The Company has no significant off balance sheet concentration of credit risk, except for hedging arrangements to cover the currency exposure of the NIS on identified cash flow items (see also Note 2w)

r.	Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 2,774, $ 2,440 and $ 2,671 in 2010, 2009 and 2008, respectively.

The Company is obligated to pay royalties to the OCS calculated at the rate of 3%-3.5% of sales of the products developed with the OCS's participation up to 300% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR. The Company's obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. As of December 31, 2010, the Company had an outstanding contingent obligation to pay royalties in the amount of $11.7 million.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Income taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740, "Income Taxes" ("ASC No. 740"). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

t.	Basic and diluted net loss per share:

The Company accounts for earnings per share based on Accounting Standards Codification No. 260, "Earnings Per Share" ("ASC No. 260").  Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive potential shares of Ordinary shares considered outstanding during the period.

For the years ended December 31, 2010, 2009 and 2008, all outstanding options and warrants have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220, "Comprehensive Income"("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

The Company determined that its items of comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Fair value of financial instruments:

The Company measures its cash and cash equivalents, marketable securities, derivative instruments, restricted cash and deposits, short-term bank deposits, trade receivables, other receivables, trade payables and other payables at fair value.
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -
Include other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The Company categorized each of its fair value measurements in one of those three levels of hierarchy. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

w.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Accounting Standards Codification No. 815, "Derivatives and Hedging" ("ASC No. 815").

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

x.	Recently issued accounting standards

In April 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2010-17, Topic 605 — Revenue Recognition – Milestone Method (“ASU 2010-17”), which provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted; however, if a company elects to early adopt, the amendment must be applied retrospectively from the beginning of the year of adoption. The Company’s adoption of ASU 2010-17 didn't have an impact on the Company’s condensed consolidated financial statements.

In September 2009, the FASB reached a consensus on Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements(“ ASU 2009-13”) and Accounting Standards Update 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither VSOE nor third-party evidence, or TPE, is available for that deliverable. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities are required to estimate the selling prices of those elements. Overall arrangement consideration is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated.

The amendments in ASU 2009-13 and ASU 2009-14   are effective for fiscal years, and interim periods within those years, beginning of their first fiscal year beginning on or after 15 June 2010. Entities may elect to adopt this amendment through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. Early adoption is permitted;

ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality.

However, an entity must select the same transition method and same period for the adoption of both ASU 2009-13 and ASU 2009-14.

The Company adopted ASU 2009-13 and ASU 2009-14 as of January 1, 2011. Therefore, the Company will not account for its products sales following the adoption of ASU 2009-14 in accordance with ASC No. 985-605. The Company is currently evaluating the impact of the adoption of ASU 2009-13 and ASU 2009-14 on its consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

x.	Recently issued accounting standards (Cont.):

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Topic 820 — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which provides additional fair value measurement disclosures and clarifies certain existing disclosure requirements. Except for the requirement to disclose purchases, sales, issuances and settlements of Level 3 measurements on a gross basis, the disclosure and clarification requirements are effective for interim and annual reporting periods beginning after December 15, 2009. The requirement to separately disclose purchases, sales, issuances and settlements of recurring Level 3 measurements on a gross basis is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 relates to disclosure requirements only and as such does not impact the Company’s consolidated financial statements

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.

NOTE 3:-	ACQUISITIONS

On January 8, 2008, the Company completed an acquisition of the business of Esphion Limited, ("Esphion") a New Zealand based, developer of network protection solutions for carriers and internet service providers. The total consideration including direct transaction costs for the acquisition was approximately $ 3,802, plus potential earn-outs based on performance milestones amounting to a maximum of an additional $ 2,000 payable through December 31, 2008.

As of December 31, 2008, Esphion met certain milestones in accordance with the acquisition agreement. Consequently, out of the maximum additional $ 2,000, the Company paid additional $ 186 and increased its goodwill accordingly.

The total purchase price of Esphion was composed of the following:

Cash paid	$3,500
Acquisition related transaction costs	302

Total	$3,802

Acquisition related transaction costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition.

Purchase price allocation:

Under business combination accounting, the total purchase price was allocated to Esphion's net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (CONT.)

Tangible assets:
Current assets	$61
Property and equipment	49

Net tangible assets	110

Intangible assets:
Core technology	726
In process research and development	244
Goodwill	2,722

Total assets acquired	$3,802

In performing the purchase price allocation, the Company considered, among other factors, the intention for future use of acquired assets, analyses of historical financial performance and estimates of future revenues to be generated from the Service Protector. The fair value of the intangible assets was based on the Company's management estimates and assumptions that were utilized via a valuation of a third party valuation firm, using the income approach.

Core technology represents a combination of Esphion processes and patents related to the design and development of the Service Protector. This proprietary know-how can be leveraged to develop new technology and improve the Company's products (see also Note 8a).

The Company expensed in-process research and development ("IPR&D") in the amount of $ 244 upon acquisition as it represents incomplete Esphion research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. The value assigned to IPR&D was determined by considering the importance of the project to the Company's overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flow from the project when completed and discounting the net cash flow to its present value based on the percentage of completion of the IPR&D projects.

Pro forma information in accordance with Accounting Standards Codification No. 805 ("Business Combinations" ("ASC No. 805") has not been provided, since Esphion's results for 2008 and 2007, were not material in relation to total consolidated revenues and net loss.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2010				December 31, 2009
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures	$1,022	$1	$--	$1,023	$--	$--	$--	$--
Federal Home Loan Bank	807	--	--	807	--	--	--	--
Corporate debentures	210	3	--	213	--	--	--	--
	2,039	4	--	2,043	--	--	--	--

Available-for-sale - matures after one year through three years:
Governmental debentures	8,418	1	(4)	8,415	--	--	--	--
Federal Home Loan Bank	201	--	(1)	200	--	--	--	--
Corporate debentures	4,896	--	(23)	4,873	--	--	--	--
	13,515	1	(28)	13,488	--	--	--	--

Available-for-sale - matures after three years:
Auction Rate Securities (ARS)	--	--	--	--	12,283	2,207	--	14,490
	$15,554	$5	$(28)	$15,531	$12,283	$2,207	$--	$14,490
Reclassification of certain securities to long term				--				14,490
				$15,531				$--

The balance, as of December 31, 2009, was comprised of ARS with contractual maturities of more than one year, which suffer from failed auctions since September 2007. As a result of the auction failures, these ARS do not have a readily determinable market value. In 2009, as there was insufficient observable market information available to determine the fair value of the ARS and the portion of the impairment that relates to credit loss of these securities, the fair value was determined using an independent third party valuator. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value.

The assumptions included, among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security.

Based on the Company's consideration of these factors, the Company recognized in 2009 an other-than-temporary net impairment in a total amount of $ 3,036, related to ARS, and the cumulative impairment was $15,217.

Since there was an uncertainty about the Company's ability to liquidate the ARS in a short time, the entire amount of the ARS was presented as non-current assets on the Company's balance sheet, as of December 31, 2009.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (CONT.)

To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments defaults and loss severity assumptions. The Company adopted ASC No. 320 in 2009, and reclassified the $ 7,681 non-credit related portion of other-than-temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that decreased accumulated deficit and decreased accumulated other comprehensive income.

The following table presents a cumulative roll forward of the amount related to credit losses recognized in earnings as of December 31, 2009:

Credit loss

Balance as of April 1, 2009	$6,058
Additional credit loss on debt securities for which other-than-temporary impairment was previously recognized	1,431
Reduction related to cash flow from expected to be collected	(809)

Balance as of December 31, 2009	$6,680

During 2010, the Company had sold its entire ARS portfolio, and reclassified the loss recorded in accordance with ASC No. 320 in the accumulated other comprehensive loss in the amount of $5,474 to financing expenses net and recognized an additional loss of $2,238.

NOTE 5:-	FAIR VALUE MEASUREMENTS:

In accordance with ASC No. 820, the Company measures its cash equivalents, restricted cash and deposit, short-term bank deposits, marketable securities and foreign currency derivative instruments at fair value. Cash equivalents, restricted deposit and short-term bank deposits, except for investments in marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in marketable securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (CONT.):

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2010 and 2009, respectively:

	As of December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Treasury Bills	$12,548	$-	$-	$12,548
Money market funds	2,426	-	-	2,426
Restricted deposit	-	60	-	60
Available-for-sale marketable securities	-	15,531	-	15,531
Foreign currency derivative contracts	-	457	-	457

Total financial assets	$14,974	$16,048	$-	$31,022

	As of December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Money market funds	$15,358	$-	$-	$15,358
Restricted deposit	-	60	-	60
Short-term deposits	-	1,264	-	1,264
Auction-rate securities	-	-	14,490	14,490
Foreign currency derivative contracts	-	612	-	612

Total financial assets	$15,358	$1,936	$14,490	$31,784

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2010 and 2009. The Company's Level 3 instruments consist of marketable securities classified as available-for-sale.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (CONT.):

Fair value measurements using significant unobservable inputs (Level 3):

Marketable Securities

Balance at January 1, 2009	$15,319

Total gains and losses (realized and unrealized)	-
Included in financial and other expenses, net	(3,036)
Included in other comprehensive loss	2,207
Purchases and sales	-

Balance at December 31, 2009	14,490

Total gains and losses (realized and unrealized)
Included in financial and other expenses, net	(2,238)
Included in other comprehensive loss	-
Purchases and sales	(12,252)

Balance at December 31, 2010	$-

NOTE 6:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net losses recognized in "financial and other expenses, net" during the year ended December 31, 2010, 2009 and 2008 were $ 471, $ 52 and $ 0, respectively.

 The Company currently hedges such future exposures for a maximum period of one year. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at level 2. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial other income or expense. The Company does not enter into derivative transactions for trading purposes.

The Company had a net unrealized gain associated with cash flow hedges of $ 457 and $ 612 recorded in other comprehensive income as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, the Company had outstanding forward contracts in the amount of $ 13,868 and $15,443, respectively.

As of December 31, 2010 and 2009, the Company had outstanding foreign exchange option contract in the amount of $ 6,411 and $ 690, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	DERIVATIVE INSTRUMENTS (CONT.)

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2010 and 2009, as an asset is as follows:

Foreign exchange forward and		December 31,	December 31,
options contracts	Balance Sheet	2010	2009

Fair Value of foreign exchange option contracts	Other receivables and prepaid expenses	$167	$24

Fair value of foreign exchange forward contracts	Other receivables and prepaid expenses	290	588

Total derivatives designated as hedging instrument		$457	$612

Total derivatives not designated as hedging instrument	Other receivables and prepaid expenses (Other payables and accrued expenses)	$(45)	$36

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income  to operating expenses for the  year ended December 31, 2010 and 2009  were $841, and $383, respectively. The ineffective portion of the change in fair value of a cash flow hedge for the year ended December 31, 2010, was not material.

Non-Designated Hedges

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in interest and other income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months.

NOTE 7:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2009

Prepaid expenses	$1,482	$510
Short-term lease deposits	195	173
Other receivable from insurance carrier in regard of class action (see Note 12)	1,300	1,300
Government authorities	1,056	428
Grants receivable from the OCS	272	337
Foreign currency derivative contracts	457	648
Others	196	222

	$4,958	$3,618

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INVENTORIES

	December 31,
	2010	2009

Raw materials	$1,071	$578
Finished products	9,759	4,468

	$10,830	$5,046

For the year ended December 31, 2010 and 2009 the Finished products line item above includes the cost of goods sold for which revenue was not yet recognized , in the amount of approximately  $4,622 and $711, respectively.

NOTE 9:-	PROPERTY AND EQUIPMENT

	December 31,
	2010	2009
Cost:
Lab equipment	$9,270	$8,249
Computers and peripheral equipment	6,535	5,663
Office furniture and equipment	419	413
Leasehold improvements	527	497

	16,751	14,822
Accumulated depreciation:
Lab equipment	6,466	5,136
Computers and peripheral equipment	4,549	3,563
Office furniture and equipment	213	181
Leasehold improvements	330	268

	11,558	9,148

Depreciated cost	$5,193	$5,674

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008, were $ 2,577, $ 2,468 and $ 1,988, respectively.

The Company recorded during the year ended December 31, 2009 a disposal of property and equipment, which ceased to be used in a total amount of $ 619, and related accumulated depreciation in the amount of $ 234. The disposal of such equipment resulted in a loss of $385 that was recorded in the consolidated statement of operations.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2010	2009
Cost:
Core technology (1)	$726	$726

Accumulated amortization	358	235

Amortized cost	$368	$491

(1)
Core technology was recorded in 2008 following the acquisition of the tangible and the intangible assets of Esphion. The Company amortizes the intangible assets using the straight-line method over a period of six years, which constitutes the number of years that approximate the pattern in which the economic benefits of the intangible assets will be consumed (see also Note 3).

b.	Amortization expenses for the years ended December 31, 2010, 2009 and 2008, were $ 123, $ 116 and $ 119, respectively.

c.	Estimated amortization expenses for the years ending:

Year ending December 31,

2011	$123
2012	123
2013	122

Total	$368

NOTE 11:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2010	2009

Accrued expenses	$1,581	$2,082
Other payable in regard of class action (see Note 12)	1,300	1,300
Accrued royalties to the OCS	1,157	848
Others	331	352

	$4,369	$4,582

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

The Company received research and development grants from the OCS.

The Company is participating in programs sponsored by the Israeli Government for the support of research and development activities. Currently, the Company is obligated to pay royalties to the OCS, amounting to 3.5% of the sales of the sponsored products, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

As of December 31, 2010, the Company has paid and accrued royalties to the OCS in the amount of $ 8,994, which was recorded to cost of revenues.

b.	Lease commitments:

In February 2006, the Company signed an agreement to rent offices for a period of seven years, starting July 2006. The rental expenses are $ 39 per month and a management fee of costs plus 15% of the expenses incurred by the building management company as stipulated in the lease agreement.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts. The lease expires on August 31, 2014. The Company's subsidiaries maintain smaller offices in China, Singapore, Japan, New Zealand and various locations in Europe.

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2011 through 2013

Operating leases (offices and motor vehicles) expenses for the years ended December 31, 2010, 2009 and 2008, were $ 1,676, $ 1,981 and $ 2,667, respectively.

As of December 31, 2010, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ended December 31,

2011	$1,217
2012	977
2013	539
2014	80

Total	$2,813

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

c.	Lawsuit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York.  At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. The defendants moved to dismiss the Consolidated Amended Compliant on August 8, 2008.  While the defendants’ motion to dismiss was still pending, the parties reached on March 31, 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by the Company's insurance carrier. The settlement contemplated therein is conditional upon approval by the court and other contingencies. There is no assurance that final court approval will be obtained. If such approval is not obtained, the parties to this litigation may attempt to reach agreement on alternative settlement terms or resume the litigation. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other (See Note 7 and 11).

d.	Major Subcontractor:

The Company currently depends on one subcontractor to manufacture and provide hardware warranty support for its traffic management systems. If the subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, shipments of products may be delayed and the Company’s ability to deliver products could be materially adversely affected. Certain hardware components for the Company’s products come from single or limited sources, and the Company could lose sales if these sources fail to satisfy its supply requirements. In the event that the Company terminates its business connection with the subcontractor, it will have to compensate the subcontractor for certain inventory costs, as specified in the agreement with the subcontractor.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	Company's shares

As of December 31, 2010, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (CONT.)

b.	Warrants

During January 1998, the Company granted, to a Founder and a member of the Board of Directors who also served as Chief Executive Officer at the time of the grant 246,479 warrants to purchase ordinary shares at a purchase price of $2.43 per share . The underlying shares were issued and held in trust for the benefit of the Founder, pending his payment of the full purchase price of approximately $ 600.  During November 2010, the warrants were exercised through a cashless exercise, into 165,200 Ordinary shares of the Company. For the purposes of calculating shareholders equity as of December 31, 2009, the Company did not consider such shares to be outstanding because neither the Founder nor the trustee had voting or economic rights with respect to such shares.

c.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and non-employees, and related information is as follows:

	Year ended December 31,
	2010		2009		2008
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	4,081,683	$3.07	4,069,505	$3.54	3,221,494	$4.42
Granted	906,850	$5.36	1,055,497	$3.05	1,299,150 *)	$2.46
Forfeited	(316,612)	$3.89	(713,374)	$6.46	(392,271)	$7.49
Exercised	(1,244,051)	$2.50	(329,945)	$1.47	(58,868)	$1.53

Outstanding at end of year	3,427,870	$3.81	4,081,683	$3.07	4,069,505	$3.54

Exercisable at end of year	1,638,086	$3.46	2,226,413	$3.12	2,050,911	$3.34

Vested and Expected to Vest	3,019,542	$3.7	2,143,854	$3.33	1,611,697	$3.38

*)	Including 11,800 restricted stock units ("RSUs") granted during 2008.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2010, was $ 26,902. The total intrinsic value of exercisable options at December 31, 2010 was approximately $ 13,401. The total intrinsic value of options vested and expected to vest at December 31, 2010 was approximately $ 23,981.

The total intrinsic value of options exercised during the year ended December 31, 2010 was approximately $ 11,388. The number of options vested during the year ended December 31, 2010 was 657,411. The weighted-average remaining contractual life of the outstanding options as of December 31, 2010 is 7.67 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2010, is 6.44 years. As of December 31, 2010, $ 3,463 unrecognized compensation cost related to stock options is expected to be recognized over a period of 4 years with weighted average period of 1.5 years.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (CONT.)

c.	Stock option plan (Cont.):

The options outstanding as of December 31, 2010, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2010	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2010
		Years

$9.7-11.34	51,598	6.11	51,598
$7.25-9.25	347,900	9.43	37,931
$5.7-6.59	41,075	6.60	37,549
$4.02-5.25	713,150	8.86	118,185
$3.00-4.00	1,125,060	6.78	785,926
$1.92-2.97	1,024,118	7.42	550,769
$1.205-1.56	52,531	5.74	35,218
$0.009-0.03	72,438	7.83	20,910

	3,427,870		1,638,086

The Company has three option plans under which outstanding options as of December 31, 2010, are as follows: (i) under the 1997 option plan, the outstanding options are exercisable for 3,549 Ordinary shares; (ii) under the 2003 option plan, the outstanding options are exercisable for 764,253 Ordinary shares, and (iii) under the 2006 option plan, the outstanding options and RSUs are exercisable for 2,658,381Ordinary shares.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2010, 196,002 Ordinary shares are available for future issuance under the option plan.

In addition to granting stock options, the Company granted in 2008 RSUs under the 2006 Plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME

a.	Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli consumer price index ("Israeli CPI"). In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

b.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably lower (see also Note 12c).

c.	Tax benefits under Israel's law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an "Approved Enterprise" under the Law. In 2004, expansion program was granted the status of "Approved Enterprise". According to the provisions of the Law, the Company has elected the alternative package of benefits - and has waived Government grants in return for tax benefits.

According to the provisions of the Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company. The benefit period of tax benefit has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date, (the year's limitation does not apply to the exemption period).

The Law was significantly amended effective April 1, 2005 ("the Amendment"). The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as a Beneficiary Enterprise and among other things, simplifies the approval process. The Amendment applies to new investment programs. Therefore, investment programs commencing after December 31, 2004, do not affect the approved programs of the Company.

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (CONT.)

c.	Tax benefits under Israel's law for the Encouragement of Capital Investments, 1959 ("the Law") (Cont.):

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2010, management believes that the Company is meeting the aforementioned conditions.

If the Company pays a dividend out of income derived from the Approved and Beneficiary Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Income from sources other than the "Approved and Beneficiary Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

During 2010, new legislation amending to the Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. Certain “Special Industrial Companies” that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track noted above) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. The Company does not expect the new law to have a material effect on the tax payable on its Israeli operations.

d.	Tax benefits under the law for the Encouragement of Industry (taxes), 1969 ("the Encouragement Law"):

The Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified Government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (CONT.)

d.	Tax benefits under the law for the Encouragement of Industry (taxes), 1969 ("the Encouragement Law") (Cont.):

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and as such, enjoys tax benefits, including: (1) Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) Accelerated depreciation rates on equipment and buildings; and (4) Expenses related to a public offering on the Tel-Aviv Stock and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any Governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, if the Company qualifies, then the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

e.	Pre-tax loss is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Domestic	$(6,637)	$(7,558)	$(16,525)
Foreign	959	(51)	250

	$(5,678)	$(7,609)	$(16,275)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2010	2009	2008

Loss before taxes on income	$(5,678)	$(7,609)	$(16,275)

Theoretical tax expense (benefit) computed at the statutory tax rate (25%, 26% and 27% for the years 2010, 2009 and 2008, respectively)	$(1,419)	$(1,978)	$(4,394)

Losses and temporary differences, net in respect of which no deferred taxes were recorded	728	1,738	3,811
Taxes with respect to prior years	35	(189)	(58)
Change in expense associated with tax positions for current year	-	(210)	35
Impairment (recording) of withholding tax asset	(53)	29	74
Non-deductible expenses and other	60	70	265
Non-deductible share-based compensation expenses	499	597	454
Others	234	6	33

Actual tax expenses	$84	$63	$220

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (CONT.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2010	2009	2008

Current taxes	$109	$113	$343
Deferred taxes	(7)	320	(174)
Taxes in respect of previous years	35	(189)	(58)
Change in expense associated with tax positions for current year	-	(210)	35
Impairment (recording) of withholding tax asset	(53)	29	74

	$84	$63	$220

h.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2010, in the amount of approximately $ 43,000, which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2010, in the amount of approximately $21,000, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

The European subsidiary is subject to French income taxes and has a net operating loss carry forward amounting as of December 31, 2010, to approximately $ 2,700, which may be carried forward and offset against taxable capital gains in the future for an indefinite period.

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax are as follows:

	December 31,
	2010	2009
Deferred tax assets:
Operating and capital loss carry forward	$13,539	$11,070
Reserves and allowances	2,905	4,639

Deferred tax asset before valuation allowance	16,444	15,709
Valuation allowance	(16,287)	(15,559)

Net deferred tax asset	$157	$150

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (CONT.)

j.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2010	2009

Beginning balance	$75	$285
Increase (decrease) in exposure associated with tax positions for current year	--	(210)

Ending balance	$75	$75

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2005 and the European and U.S. subsidiaries have final tax assessment through 2006.

NOTE 15:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the customer's location:

	Year ended December 31,
	2010	2009	2008

Europe	$30,434	$18,735	$12,221
Asia and Oceania	12,469	11,004	11,235
United States of America	7,680	6,316	7,582
Middle East and Africa	3,890	2,992	2,752
Americas (excluding United States of America)	2,499	2,704	3,311

	$56,972	$41,751	$37,101

During the year ended December 2010 and 2009, approximately 30% and 15% of the Company's revenues derived from a single customer. During 2008, no single customer accounted for more than 10% of the Company's revenues.

The following presents total long-lived assets as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Long-lived assets:
Israel	$8,650	$9,270
United States of America	265	300
Other	134	173

	$9,049	$9,743

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	FINANCIAL AND OTHER EXPENSES, NET
	Year ended December 31,
	2010	2009	2008
Financial and other income:
Interest income	$(492)	$(914)	$(2,571)

Financial and other expenses:
Interest expenses (income) and other miscellaneous	216	(137)	388
Foreign currency transactions differences	471	52	0
Impairment related to Auction-Rate Securities, net	7,712	3,036	7,700

	$7,907	$2,311	$5,517